

Energy Fuels Acquires Remaining 50% Interest in the High-Grade Wate Uranium Project in Arizona

Lakewood, Colorado – November 4, 2015

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) ("Energy Fuels" or the "Company") is pleased to announce that it has acquired the remaining 50% interest in the high-grade Wate uranium deposit (the "Wate Project") from Anfield Resources Holding Corp. ("Anfield"). The Company previously acquired a 50% interest in Wate from VANE Minerals. As a result of the current acquisition from Anfield, Energy Fuels now owns and controls a 100% interest in the Wate Project.

According to a March 10, 2015 technical report, prepared in accordance with National Instrument 43-101 ("NI 43-101"), the Wate Project holds approximately 1.12 million pounds of U_3O_8 contained in approximately 71,000 tons of Inferred Mineral Resources with an average grade of 0.79% eU_3O_8.

Northern Arizona, where the Wate Project is located, contains the highest-grade uranium deposits in the United States, and some of the highest-grade uranium deposits in the World. The Wate Project is a "breccia pipe" deposit, similar to the Company's Arizona 1, Pinenut, and Canyon mines. The Company recently restarted shaft sinking operations at the Canyon mine, which according to a June 27, 2012 technical report, prepared in accordance with NI 43-101, holds approximately 1.6 million pounds of U_3O_8 contained in approximately 83,000 tons of Inferred Mineral Resources with an average grade of 0.98% eU_3O_8. It is anticipated that future production from both the Canyon mine and the Wate Project would be processed at Energy Fuels' White Mesa uranium mill in Utah, which is currently the only operating uranium mill in the U.S.

As consideration for the transaction, Energy Fuels paid $275,000 cash and issued 92,906 common shares to Anfield at closing. In addition, upon the Company's completion of future permitting milestones and other conditions, the Company will make an additional cash payment of $275,000 to Anfield and will issue to Anfield additional Energy Fuels common shares having a value of $275,000.

The Wate Project is located on land owned by the State of Arizona and is at an advanced stage of permitting. The main permit to be issued is a mineral lease from the State of Arizona, which holds primary permitting authority. Mineral leases in Arizona are similar to mining permits in other jurisdictions, granting the holder the right to mine, ship ores, and conduct all support operations. The Company expects to receive the mineral lease on

the project in twelve to eighteen months, subject to the satisfaction of certain additional requirements. Once the mineral lease is granted, the Company expects to move forward to acquire the additional State aquifer protection and air quality permits and other approvals required to commence development and mining.

Stephen P. Antony, President and CEO of Energy Fuels commented: "We are extremely pleased to acquire Anfield's interest in the nearly-permitted Wate Project. The Wate Project is a well-known, high-grade breccia pipe deposit that fits nicely into our existing uranium portfolio. Due to their high-grades, these deposits generally represent the lowest-cost sources of uranium production in our portfolio. We have a wealth of experience mining similar deposits in Arizona, and I am proud of our Company's commitment to the safety of our workers, the community, and the environment, as we bring uranium to the marketplace for the production of emission-free, carbon-free electricity."

Stephen P. Antony, P.E., President & CEO of Energy Fuels, *is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.*

About Energy Fuels: *Energy Fuels is a leading integrated US-based uranium mining company, supplying U3O8 to major nuclear utilities. Energy Fuels operates two of America's key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U_3O_8 per year. The Nichols Ranch Processing Facility, acquired in the Company's acquisition of Uranerz Energy Corporation, is an in situ recovery ("ISR") production center with a licensed capacity of 2 million pounds of U_3O_8 per year. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including two producing mines, mines on standby, and mineral properties in various stages of permitting and development. The Company's common shares are listed on the NYSE MKT under the trading symbol "UUUU", and on the Toronto Stock Exchange under the trading symbol "EFR".*

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the resources in the Wate project, the issuance of the state mineral lease, the ability to mine the resources, costs of mining, future permitting, and any other statements regarding Energy Fuels' future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the resources in the Wate project; the issuance of the state mineral lease; the ability to mine the resources; costs of mining; future permitting; uranium markets; the volatility of the international marketplace; future uranium prices; the ability to raise capital to fund project development; and other risk factors as

described in Energy Fuels' most recent annual information forms and annual and quarterly financial reports.

Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels' filings with the various securities commissions which are available online at www.sec.gov *and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.*

Contact Information:

Energy Fuels Inc.
Curtis Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com